EXHIBIT 99.1

Northern Trust:
Client Centric and Highly Focused

Lehman Brothers 2007 Financial Services Conference

September 11, 2007
New York City

Frederick H. Waddell
President & Chief Operating Officer

 **Northern Trust**

northerntrust.com



Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, dividend policy, expansion and business development plans, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments in litigation and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2006 financial annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.





Northern Trust Clients

Institutional Clients

Personal Clients → **Two Client Channels**

- Pension Funds
- Large Corporations
- Investment Management Firms
- Foundations / Endowments / Healthcare
- Insurance Companies
- Government Agencies
- Taft-Hartley

- Individuals
- Families

Asset Servicing | **Asset Management** | **Banking** → **Highly Focused Business**

Integrated Operations & Technology Platform → **One Operating Platform**

Northern Trust


Client-centric and Highly Focused

Northern Trust Clients

Institutional Clients

Personal Clients → Two Client Channels

Businesses we are NOT in:

- Retail Banking
- Consumer Finance
- Credit Cards
- Discount Brokerage
- Investment Banking
- ADRs
- Venture Capital
- Stock Transfer
- DC Record Keeping

Institutional Clients:
- Pension Funds
- Large Corporations
- Investment Management Firms
- Foundations / Endowments / Healthcare
- Insurance Companies
- Government Agencies
- Taft-Hartley

Personal Clients:
- Individuals
- Families

Asset Servicing | **Asset Management** | **Banking** → Highly Focused Business

Integrated Operations & Technology Platform → One Operating Platform


Northern Trust



Northern Trust Corporation
Excellent Financial Performance

Full Year 2006	% Growth 2005 to 2006		YTD 6/30/07	% Growth 2006 to 2007
$1,792 Million	+15%	Trust, Inv. & Other Servicing Fees	$1,021 Million	+14%
$475 Million	+17%	Other Non-Interest Income	$266 Million	+6%
$795 Million	+10%	Net Interest Income	$419 Million	+8%
$3,061 Million	+14%	Total Revenues	$1,706 Million	+11%
$1,957 Million	+13%	Non-Interest Expenses	$1,081 Million	+12%
$665 Million	+14%	Net Income	$394 Million	+19%
$3.00	+14%	Earnings Per Share	$1.76	+18%
$3.5 Trillion	+21%	Assets Under Custody	$4.0 Trillion	+26%
$1.7 Trillion	+36%	Global Custody Assets	$1.9 Trillion	+34%
$697 Billion	+13%	Assets Under Management	$767 Billion	+20%


Northern Trust



☑ **Consistent and Conservative Balance Sheet**

- ◆ High Quality Securities Portfolio
  - ▶ 96% of $12.6 billion securities portfolio rated AAA
  - ▶ Securities backed by sub-prime mortgages equaled $459 million
  - ▶ 94% of sub-prime asset backed securities rated AAA

- ◆ Excellent Credit Quality
  - ▶ Nonperforming assets equaled $32 million on June 30th, representing 0.13% of the loan portfolio
  - ▶ Northern Trust does not underwrite mortgage loans to sub-prime borrowers, does not lend directly to hedge funds, does not provide bridge financing to private equity buyout deals, and does not provide an off-balance sheet commercial paper conduit for client liquidity

☑ **Consistent and Strong Capital Position**

- ◆ The second quarter of 2007 represented the 77th consecutive quarter that Northern Trust reported an increase in common equity

- ◆ Each of Northern Trust's subsidiary banks have capital ratios that are above the level required for "well capitalized" classification

All data as of June 30, 2007


Northern Trust

Giving Our Clients the Freedom to Focus on What Really Matters



Personal Financial Services

Comprehensive, customized and innovative financial solutions for successful individuals, families, and their businesses.

Northern Trust


…An holistic approach to supporting our clients' financial goals and aspirations




Northern Trust

Private Banking

- Personal Credit Lines and Swing Loans
- Real Estate Development Loans
- Margin Loans
- Stock Option Lending
- Home Mortgages
- Equity Credit Lines

Trust Services

- Fiduciary Administration and Oversight
- Family Business Services
- Philanthropic Services
- Estate Settlement Services
- Real Estate and Farm Management
- Asset Custody
- Minerals Management

Asset Management

- Structured Investment Services
- Asset Allocation
- Equity Investing
- Fixed Income Investing
- Short-Term Asset Management
- Indexing
- Alternative Investments
- Single Stock Strategies

Financial Planning

- Retirement Planning
- Estate Planning
- Tax Planning
- Asset Allocation
- Stock Option Planning



Online Access

- Access to Your Banking, Trust, Investment Management, Mutual Funds and Brokerage Information, via Northern Trust Private Passport ® and Wealth Passport ®

Wealth Management Group

- Family Office Support
- Multi-generational Wealth Management
- Global Asset Servicing for Multi-Manager Investment Programs
- Data Aggregation and Customized Reporting
- Tax Lot and Partnership Accounting
- Investment Consulting and Performance Measurement

Retirement Services

- Qualified Plan Services
- Defined Benefit Plans
- Defined Contribution Plans
- Recordkeeping
- Investment Management
- Benefit Payment Services

Corporate Banking

- Working Capital and General Corporate Loans
- Secured and Cash Flow Lending
- Acquisition Financing
- Industrial Development Bonds
- Equipment Finance and Leasing

Brokerage

- Full-Service Brokerage
- Money Market Instruments
- Safekeeping

85 Offices in 18 States

Over 50% of millionaire market resides within
a 45-minute drive of Northern Trust offices.



Washington (1)
Minnesota (1)
Michigan (3)
Massachusetts (1)
Connecticut (1)
New York (1)
Delaware (1)
Wisconsin (1)
Nevada (1)
Illinois (19)
Ohio (1)
California (11)
Colorado (1)
Missouri (1)
Arizona (8)
Georgia (1)
Texas (7)
Florida (25)

Source: Claritas

Northern Trust

Giving Our Clients the Freedom to Focus on What Really Matters



Favorable Growth Projections in the Affluent Market

Projected Annual Growth Rate
2006 – 2011

U.S. Households: 1.4%

$1-$10 Million Households: 8.5%

$10-$75 Million Households: 10.4%

$75+ Million Households: 15.0%

Source: U.S. Census Bureau, Claritas, Survey of Consumer Finances, Company Research.

 Northern Trust

Giving Our Clients the Freedom to Focus on What Really Matters


TV and Print Advertising







Relationships with Centers of Influence







Events and Strategic Philanthropy

Educational Events and Seminars

Client Communications





Private Client Revenues

(As a Percentage of Total Company Revenues, 2006)

Company	Percentage
Northern Trust	45%
Merrill Lynch	35%
Wilmington Trust	28%
Charles Schwab	17%
Mellon	13%
Goldman Sachs	11%
Citigroup	11%
Bank of America	11%
Bank of New York	8%
JP Morgan Chase	5%
Wachovia	5%

Source: Company reports

Northern Trust

Giving Our Clients the Freedom to Focus on What Really Matters

Wealth Management – Assets Under Custody
$ Billions

Industry Leading Provider to the Wealthiest Families:

- ~380 family relationships in 15 countries
- Average relationship size = $450+ million
- 22% of *Forbes 400 Richest Americans*
- AUC CAGR 1996-2Q2007 = 22%
- S&P 500 CAGR 1996-2Q2007 = 7%

Year	AUC ($ Billions)
1996	$23
1997	$28
1998	$38
1999	$52
2000	$61
2001	$65
2002	$65
2003	$82
2004	$101
2005	$114
2006	$160
2Q07	$185

 Northern Trust



Corporate & Institutional Services

Global leader in helping manage the sophisticated financial needs of corporations, public entities, foundations, endowments, insurance companies and investment managers worldwide.

 Northern Trust


Asset Management

Asset Management

- Cash
- Active
- Passive
- Securities Lending
- Manager of Managers
- Foreign Exchange
- Transition Management
- Commission Management

Asset Servicing

Risk Management Services

- Attribution Analysis
- Value at Risk
- Cross-Border Pooling ^patent pending
- Compliance Monitoring
- Market Event Analytics
- Socially Responsible Investing

Information Services

- Accounting
- Reporting
- Valuation
- Rates of Return
- Multinational HQ Reporting
- Regulatory Reporting

Fund Services

- Fund Accounting
- Investment Operations Outsourcing
- Active Collateral Management
- Hedge Fund Administration
- Private Equity Administration
- Property Administration

Asset Servicing

- Safekeeping
- Settlement
- Income Collection
- Corporate Actions


Northern Trust



Positioned to serve clients locally and capitalize on global opportunities.

Chicago (Corporate Headquarters)

Toronto

New York

Dublin

Guernsey

Jersey

London

Amsterdam

Luxembourg

Tokyo

Beijing

Hong Kong

Bangalore

Singapore

Melbourne

15 Locations Worldwide

Clients in 41 Countries

Trade Settlement in 90+ Markets

Northern Trust


Significant Presence in Our Target Segments

Pension Plans

Of the Top	Northern Serves
100 U.S. Corporate Plans	40%
200 U.S. Funds	37%
200 U.K. Funds	27%

Public Funds / Taft-Hartley

Of the Top	Northern Serves
25 Taft-Hartley Funds	32%
100 U.S. Public Funds	35%
U.K. Local Authority	31%

Foundations, Endowments & Healthcare

Of the Top	Northern Serves
50 U.S. Foundations	30%
50 U.S. Endowments	28%
50 U.S. Healthcare Funds	32%

Fund Administration

- Serves 28% of the Top 200 Asset Managers in the world
- Is the #1 Provider of Offshore Private Equity Fund Administration service in Europe
- Serves as Fund Administrator for more funds in Ireland and Guernsey than any other provider

Source: Pensions and Investments 22 January 2007 (US Pensions), 25 December 2006 (Foundations & Endowments), 29 May 2006 (Asset Managers); Pension Funds and Their Advisors, 2006 (UK Funds); Money Market Directory, 2006 (Healthcare Funds); Lipper Fitzrovia Dublin Fund Encyclopaedia, Administrators, 2006/2007; Lipper Fitzrovia Guernsey Fund Encyclopaedia, Administrators, 2006/2007.

 **Northern Trust**



■ **Best Investor Services House**

Euromoney Magazine "Awards of Excellence" (July 2007)

■ **Fund Administrator of the Year**

Global Investor Awards for Investment Excellence (June 2007)



■ **Best Global Custodian – North American Institutional Fund Managers**

Global Investor Global Custody Survey (May 2007)

■ **Best Sole Custodian – North America**

Global Investor Global Custody Survey (May 2007)

■ **Best Global Custodian – Asia**

Global Investor Global Custody Survey (May 2007)



■ **European Pension Fund Custodian of the Year**

International Custody and Fund Administration
4th Consecutive Year (February 2007)



■ **Client Relationship Manager of the Year**

International Custody and Fund Administration
(February 2007)

■ **Best Operations Innovation – Multinational Pooling**

Operations Management (October 2006)




Global Custody Assets
$ Billions

12/31/96 to 6/30/07	% Change	CAGR
Global Custody Assets	**+1,675%**	**+32%**
S&P 500	+103%	+7%
EAFE	+91%	+6%

Year	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2Q07
Global Custody Assets	$108	$149	$200	$312	$385	$452	$471	$727	$965	$1,240	$1,691	$1,924
% of C&IS Total AUC	15%	15%	18%	23%	26%	30%	35%	38%	41%	46%	52%	52%

Northern Trust


% of Northern Trust Corporation Net Income resulting from International Activities

Year	%
1992	7%
1993	9%
1994	16%
1995	16%
1996	16%
1997	23%
1998	21%
1999	19%
2000	22%
2001	24%
2002	21%
2003	24%
2004	27%
2005	29%
2006	35%

Northern Trust



Northern Trust Global Investments

Global, multi-asset class investment manager providing private and institutional clients with comprehensive, value-added investment solutions.



Northern Trust


$766.5 Billion
Assets Under Management as of June 30, 2007

A Diversified Asset Manager

Across Asset Classes



Short Duration $400 Billion (52%)

Equities $274 Billion 36%

Other $9 Billion (1%)

Fixed Income $84 Billion (11%)

Across Client Segments



Personal $144 Billion

Institutional $622 Billion

Across Styles



Active $473 Billion (62%)

Quantitative $255 Billion (33%)

Manager of Managers $38 Billion (5%)


Northern Trust



PRODUCT BREADTH

Active Investment Management

- **Growth & Value Equity**
- **Short & Long Duration Fixed Income**

Quantitative Management

- **Index & Enhanced Capabilities**

Manager of Managers

- **Investment Program Solutions**
- **Emerging & Minority Programs**
- **Alternative Investments**

Multi-Advisor Funds
Hedge Funds
Private Equity
Canadian & UK Programs
Int'l/US Equity Manager of Managers
Minority and Emerging Managers
Investment Program Solutions
International Equities
EAFE Index
130/30 Long-Short Strategies
Technology
Small Cap Growth
Mid Cap Growth
Large Cap Growth
Large Cap Value
Exchange Fund
Socially Responsible
Tax Advantaged
Enhanced Index Funds
Fixed Income and Equity Index Funds
International Fixed Income
High Yield
Core Fixed Income
Municipals
Government
Short/Intermediate Duration Fixed Income
Stable Value
Cash Management

Investment Options

Methods of Delivery

Separate Accounts
Collective Funds
Common Funds
Mutual Funds

 **Northern Trust**




- **Winner: 27 'Best in Class' Rankings for Transition Management**
  PLANSPONSOR Magazine Survey (May 2007)

- **Winner: Manager of Managers Award**
  2007 FT Business Pension & Investment Provider Awards (May 2007)



- **5th Largest U.S. Institutional Tax-Exempt Asset Manager**
  Pensions & Investments (May 2007)

- **Winner: Multi-Manager of the Year**
  Professional Pensions Magazine - UK Pension Awards (April 2007)



- **12th Largest Asset Manager Worldwide**
  Global Investor (December/January 2007)

- **Rated #1 Global Securities Lender in North America**
  International Securities Finance (September 2006)



Northern Trust


Assets Under Management
$ Billions

12/31/96 to 6/30/07	CAGR
Northern Trust	**18%**
S&P 500	7%

- 1996: $130
- 1997: $197
- 1998: $233
- 1999: $292
- 2000: $326
- 2001: $320
- 2002: $303
- 2003: $479
- 2004: $572
- 2005: $618
- 2006: $697
- 2Q07: $767

Acquired $75 BN Index Assets →



Northern Trust



Northern Trust Corporation
Well Positioned for Growth

- **Rich History**
  - ◆ 118 Year Heritage — Undiluted by Mergers & Acquisitions

- **Consistent, Focused Strategy**
  - ◆ Exclusively Focused on the Management and Administration of Client Assets

- **Attractive Demographic Markets**
  - ◆ Serving highly attractive demographic markets in the U.S. and globally

Seasoned Management Team	**Northern Trust**	**Industry**
◆ Bill Osborn - Chairman & CEO	37 Years	37 Years
◆ Rick Waddell - President & COO	32 Years	32 Years
◆ Sherry Barrat - President – PFS	17 Years	37 Years
◆ Steve Fradkin - EVP & Chief Financial Officer	22 Years	22 Years
◆ Tim Moen - EVP – Human Resources & Administration	6 Years	32 Years
◆ Bill Morrison - President – PFS	11 Years	34 Years
◆ Steve Potter - EVP – International	25 Years	25 Years
◆ Joyce St. Clair - EVP – Corporate Risk Management	15 Years	26 Years
◆ Jana Schreuder - President – WWOT	27 Years	27 Years
◆ Tim Theriault - President – C&IS	25 Years	27 Years
◆ Kelly Welsh - EVP & General Counsel	7 Years	29 Years



Northern Trust

Northern Trust:
Client Centric and Highly Focused

Lehman Brothers 2007 Financial Services Conference

September 11, 2007
New York City

Frederick H. Waddell
President & Chief Operating Officer

 **Northern Trust**

northerntrust.com